As filed with the Securities and Exchange Commission on April 29, 2004

Post-Effective Amendment No. 3 to Registration Statement No. 333-104628
Post-Effective Amendment No. 1 to Registration Statement No. 333-112854

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ACCENTURE LTD

(Exact name of Registrant as specified in its charter)

Bermuda	98-0341111
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

Canon’s Court
22 Victoria Street
Hamilton HM12, Bermuda
(441) 296-8262
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Douglas G. Scrivner
Accenture Ltd
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name and Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
John B. Tehan
Alan D. Schnitzer
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 455-2000
Facsimile: (212) 455-2502

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

EXPLANATORY NOTE:

     This Registration Statement on Form S-3/A, which constitutes Post-Effective Amendment No. 3 to the Registration Statement on Form S-3 (File No. 333-104628) of Accenture Ltd and Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No.
333-112854) of Accenture Ltd, is filed pursuant to Rule 462(d) under Securities Act solely to add exhibits to such Registration Statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

     Item 16. Exhibits.

     The following is a complete list of exhibits filed as part hereof which are incorporated herein:

Exhibit
No.	Description

1.1*	Form of Underwriting Agreement.
1.2	Underwriting Agreement, dated April 28, 2004, among Accenture Ltd, Accenture SCA, the Underwriters named in Schedule I thereto and the Selling Shareholders named in Schedule II thereto.
4.1	Form of Specimen Certificate for Registrant’s Class A common shares (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/A filed on June 9, 2001).
5.1**	Opinion of Appleby Spurling & Kempe.
5.2	Opinion of Appleby Spurling Hunter, dated April 28, 2004.
23.1**	Consent of KPMG LLP.
23.2**	Consent of PricewaterhouseCoopers LLP.
23.3**	Consent of Appleby Spurling & Kempe (included in Exhibit 5.1).
23.4	Consent of Appleby Spurling Hunter (included in Exhibit 5.2).
24.1**	Power of Attorney.
99.1**	Selling Shareholders.
99.2	Selling Shareholders (April 28, 2004).

*	To be filed by amendment or by a Current Report on Form 8-K pursuant to Item 601(b) of Regulation S-K if the securities are sold through one or more underwriters.

**	Previously filed.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Palo Alto, California on April 28, 2004.

Accenture Ltd
By:	/s/ Douglas G. Scrivner
Name: Douglas G. Scrivner
Title: General Counsel and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/*/ Joe W. Forehand	Chief Executive Officer and Chairman of the Board (principal executive officer)	April 28, 2004
/*/ Steven A. Ballmer	Director	April 28, 2004
/*/ Dina Dublon	Director	April 28, 2004
/*/ Joel P. Friedman	Director	April 28, 2004
/*/ William D. Green	Director	April 28, 2004
/*/ Dennis F. Hightower	Director	April 28, 2004
/*/ Stephan A. James	Director	April 28, 2004
/*/ William L. Kimsey	Director	April 28, 2004
/*/ Robert I. Lipp	Director	April 28, 2004
Blythe J. McGarvie	Director

/*/ Sir Mark Moody-Stuart	Director	April 28, 2004
/*/ Masakatsu Mori	Director	April 28, 2004
/*/ Carlos Vidal	Director	April 28, 2004
/*/ Wulf von Schimmelmann	Director	April 28, 2004
/*/ Harry L. You	Chief Financial Officer (principal financial and accounting officer)	April 28, 2004
/s/ Douglas G. Scrivner Douglas G. Scrivner	Authorized U.S. Representative	April 28, 2004
*By Power of Attorney
/s/ Douglas G. Scrivner Douglas G. Scrivner	Attorney-in-fact	April 28, 2004